                  SHAPIRO FORMAN ALLEN SAVA & MCPHERSON LLP
                              380 MADISON AVENUE
                           NEW YORK, NEW YORK 10017

STUART L. SHAPIRO             (212)972-4900                    JOAN DACEY-SEIB
ROBERT W. FORMAN            FAX (212) 557-1275                    OF COUNSEL
MICHAEL I. ALLEN
LAURIE J. MCPHERSON                                             YORAM J. MILLER
MATTHEW J. SAVA                                                  JASON C. VIGNA






                                 May 9, 2005



Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 04-07
Washington, DC 20549


                Re:     Napco Security Systems, Inc
                        Form 10-K for the fiscal year ended June 30, 2004
                           Filed September 27, 2004

                           Form 10-Q for the quarter ended September 30, 2004 Form 10-Q for the quarter ended December 31, 2004 File No. 000-10004
Dear Mr. Spirgel:

We represent Napco Security Systems, Inc. ("Napco" or the "Company") and write in response to the Staff's comment letter dated May 3, 2005.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004
------------------------------------------

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1. In future filings, where appropriate, Napco will provide a detailed, quantified discussion of any material change in its inventory reserves in its MD&A inventory discussions similar to the type of information provided to you in Napco's response to comment 2 of your comment letter dated
     March 22, 2005.

Mr. Larry Spigel
May 9, 2005
page 3


NOTE 5 - INCOME TAXES, PAGES FS-16 - FS-18
------------------------------------------

2. In future filings, where appropriate, Napco will provide a detailed discussion of the facts and circumstances concerning the tax issue and will describe the potential outcome should the IRS question Napco's qualification for the exemption provided in IRC Section 943(a)(4)(c). In such discussion, Napco will refer to paragraph
       10 of SFAS 5 and 10-01(a)(5) of Regulation S-X.


                If you have any questions or comments regarding the foregoing, please contact me.


                                                        Very truly yours,

                                                        /s/ Robert W. Forman

                                                        Robert W. Forman


RWF/gc

cc: Kevin Buchel